

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 1, 2008

via U.S. mail and facsimile

James W. Bradshaw
Chief Executive Officer
Tarpon Industries, Inc.
2420 Wills Street
Marysville, MI 48040

> **Re:** **Tarpon Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2007**
> **File No. 001-32428**

Dear Mr. Bradshaw:

We have reviewed your response included in a Form 8-K filed June 18, 2008 and have the following comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General:

1. We note your response that was included in a Form 8-K filed on June 18, 2008. Please file your response to our letter dated April 1, 2008 via EDGAR in accordance with Rule 101 of Regulation S-T.

Form 10-Q for September 30, 2007

2. We note the discussion in your Form 8-K regarding the restatement of your Form 10-Q for September. However, your discussion does not address your basis for not filing a Form 4.02 8-K. As previously requested, please tell us whether or not you concluded that your prior filings should not be relied upon due to an error. If you have concluded that they should not be relied upon, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

James W. Bradshaw
Tarpon Industries, Inc
August 1, 2008
Page 2

You may contact Melissa Rocha at (202) 551-3854, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence S. O'Brien
Branch Chief